SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


02005367


RECEIVED
FEB 26 2002
365
PROCESSING
SECTION
WASH. D.C.

| OMB APPROVAL | |
|---|---|
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| SEC FILE NUMBER |
|---|
| 8-49331 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cutler Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1401 Brickell Ave., Suite 400A
(No. and Street)

| Miami | Florida | 33131 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Glenn Cutler 305-371-7719
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hoch, Frey & Zugman, CPA's
(Name — *if individual, state last, first, middle name*)

4875 North Federal Highway, Fourth Floor, Fort Lauderdale, FL 33308-4610
(Address) (City) (State) Zip Code)

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 07 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Glenn Cutler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cutler Securities, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

PRESIDENT

Title



Notary Public



OFFICIAL NOTARY SEAL
JORGE I RODRIGUEZ
NOTARY PUBLIC STATE OF FLORIDA
COMMISSION NO. CC965842
MY COMMISSION EXP. SEPT 8 2004


This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CUTLER SECURITIES, INC.
TABLE OF CONTENTS
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

# HOCH, FREY & ZUGMAN

CERTIFIED PUBLIC ACCOUNTANTS
A PARTNERSHIP OF PROFESSIONAL ASSOCIATIONS

DAVID B. ZUGMAN, CPA, P.A.
DAVID B. BLACK, CPA, P.A.
FREDERICK S. WEINSTEIN, CPA, P.A.
STEVEN M. BORISMAN, CPA, P.A.

JOEL HOCH, CPA - RETIRED
SAMUEL FREY, CPA - RETIRED

FOURTH FLOOR
4875 NORTH FEDERAL HIGHWAY
FORT LAUDERDALE, FLORIDA 33308-4610
BROWARD 954.351.9000 • DADE 305.947.7717
FAX 954.351.9011

401 CAMINO GARDENS BOULEVARD
BOCA RATON, FLORIDA 33432-5810
561.368.9272
FAX 561.392.1521

EMAIL: admin@hfzcpa.com


February 1, 2002

Board of Directors and Stockholder
Cutler Securities, Inc.

## INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Cutler Securities, Inc., (an S corporation) as of December 31, 2001 and the related statements of income and comprehensive income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cutler Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



HOCH, FREY & ZUGMAN
Certified Public Accountants

CUTLER SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

## ASSETS

| | |
|---|---|
| Cash | $1,400,231 |
| Receivable from clearing broker | 93,523 |
| Furniture, fixtures, equipment and leasehold improvements, net of accumulated depreciation of $21,945 | 2,472 |
| Deposit with clearing broker | 100,000 |
| Prepaid expenses | 1,121 |
| Deposits | 5,225 |
| TOTAL ASSETS | $1,602,572 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| LIABILITIES | |
| Accounts payable and accrued expenses | $ 92,258 |
| STOCKHOLDER'S EQUITY | |
| Common stock, par value $.02 per share; 100,000 shares authorized, 520 shares issued and outstanding | 10 |
| Additional paid-in capital | 200,888 |
| Retained earnings | 1,309,416 |
| Total Stockholder's Equity | 1,510,314 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $1,602,572 |

The accompanying notes are an integral part of these financial statements.

CUTLER SECURITIES, INC.
STATEMENT OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

| | |
|---|---|
| REVENUES | |
| Commissions | $ 23,306 |
| Trading profits | 792,277 |
| Total Revenues | 815,583 |
| EXPENSES | |
| Depreciation | 74 |
| Brokerage and clearing | 31,511 |
| Quotations, research and regulatory fees | 209,807 |
| General and administrative | 118,574 |
| Rent | 6,667 |
| Telephone | 8,756 |
| Salary and payroll taxes | 304,175 |
| Pension contribution | 70,000 |
| Total Expenses | 749,564 |
| Income From Operations | 66,019 |
| OTHER INCOME/(LOSS) | |
| Interest income | 56,612 |
| Gain realized on sale of investment | 764 |
| Other | 944 |
| Loss on disposal of furniture and equipment | (893) |
| Total Other Income/(Loss) | 57,427 |
| NET INCOME | 123,446 |
| OTHER COMPREHENSIVE INCOME/(LOSS) | |
| Unrealized loss on investments arising during the period | (281) |
| Reclassification adjustments for gain realized | (764) |
| Total Other Comprehensive Income/(Loss) | (1,045) |
| TOTAL COMPREHENSIVE INCOME | $ 122,401 |

The accompanying notes are an integral part of these financial statements.

CUTLER SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

| | Common Stock | Additional Paid-In Capital | Retained Earnings | Accumulated Other Comprehensive Income/(Loss) | Total |
|---|---|---|---|---|---|
| Balances – January 1, 2001 | $10 | $200,888 | $1,675,181 | $1,045 | $1,877,124 |
| Net income | | | 123,446 | | 123,446 |
| Other comprehensive income/(loss) | | | | (1,045) | (1,045) |
| Distributions to stockholder | | | (489,211) | | (489,211) |
| BALANCES - DECEMBER 31, 2001 | $10 | $200,888 | $1,309,416 | $ 0 | $1,510,314 |

The accompanying notes are an integral part of these financial statements.

CUTLER SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | |
| Net income | $ 123,446 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation | 74 |
| Loss on disposal of furniture and equipment | 893 |
| Gain on sale of investment | (764) |
| Increase in prepaid expenses | (121) |
| Decrease in receivable from clearing broker | 93,058 |
| Increase in accounts payable and accrued expenses | 2,577 |
| Total Adjustments | 95,717 |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | 219,163 |
| CASH FLOWS FROM INVESTING ACTIVITIES | |
| Proceeds from sale of investment | 3,859 |
| CASH FLOWS FROM FINANCING ACTIVITIES | |
| Distributions to stockholder | (489,211) |
| NET DECREASE IN CASH | (266,189) |
| CASH – January 1, 2001 | 1,666,420 |
| CASH – December 31, 2001 | $1,400,231 |

The accompanying notes are an integral part of these financial statements.

CUTLER SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Cutler Securities, Inc. (the "Company") is a general securities broker/dealer registered in Florida. The Company is a fully disclosed introducing discount broker/dealer.

Revenue Recognition

Revenue is derived from trades introduced to the clearing broker, who completes the transactions with the customers and subsequently remits a commission to the Company. Also, the Company derives revenue from proprietary trades. Income from securities transactions and related expenses are recorded on the settlement date.

Furniture, Fixtures, Equipment and Leasehold Improvements

Furniture, fixtures, equipment and leasehold improvements are stated at cost. Depreciation of these assets is computed over their estimated useful lives, five to 39 years, on accelerated and straight-line methods.

Income Taxes

The Company, with the consent of its stockholder, has elected under the Internal Revenue Code, to be an S Corporation. In lieu of corporation income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income

The Company accounts for comprehensive income in accordance with Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130). SFAS 130 governs the financial statement presentation of changes in stockholders' equity resulting from non-owner sources. Comprehensive income includes net income plus other comprehensive income (i.e., certain revenues, expenses, gains and losses reported as separate components of stockholders' equity rather than in net income).

NOTE 2 - NET CAPITAL REQUIREMENT

The Company, as a registered broker/dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain "Net Capital" equal to the greater of $100,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2001, the Company's "Net Capital" was $1,474,039 and "Required Net Capital" was $100,000. The ratio of aggregate indebtedness to net capital should not exceed 15 to 1. At December 31, 2001, the Company's ratio was .06 to 1.

NOTE 3 - CLEARING ARRANGEMENTS

The Company clears on a fully-disclosed basis through Fiserv Correspondent Services, Inc. Pursuant to the clearing agreement, the Company is required to maintain a certain minimum capital with the clearing broker dealer in the form of cash. The level is agreed upon from time to time based on the nature of the clearing activities. As of December 31, 2001, the aggregate required level under the clearing agreement was $100,000.

NOTE 4 - FURNITURE, FIXTURES, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, fixtures, equipment and leasehold improvements are summarized as follows:

| | |
|---|---|
| Furniture and fixtures | $ 6,277 |
| Office equipment | 15,243 |
| Leasehold improvements | 2,897 |
| | 24,417 |
| Less accumulated depreciation | 21,945 |
| FURNITURE, FIXTURES, EQUIPMENT AND LEASEHOLD IMPROVEMENTS - NET | $ 2,472 |

NOTE 5 - COMMITMENTS

Operating Lease - The Company is a lessee for certain office space under a real estate lease agreement which is month to month.

Rental expense for the year ended December 31, 2001 was $6,667.

The Company has also entered into agreements to lease automobiles. Future minimum lease payments under these non-cancellable agreements are as follows:

| | |
|---|---|
| 2002 | $17,683 |
| 2003 | 13,477 |
| 2004 | 13,477 |
| Total | $44,637 |

NOTE 6 - CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash investments.and receivables from the clearing broker.

The Company maintains a cash balance in a financial institution located in Miami, Florida. The balance is insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2001, the Company had no uninsured cash balances in financial institutions.

The Company maintains a $100,000 deposit and a cash balance of $1,372,852 in a firm deposit account with its clearing broker. These amounts are not insured by the Federal Deposit Insurance Corporation.

NOTE 7 - RETIREMENT PLAN

The Company maintains a money purchase pension plan covering all eligible employees meeting minimum eligibility requirements. Contributions are based on 25% of eligible compensation. The Company contributed $70,000 to the Plan for the year ended December 31, 2001.

SUPPLEMENTARY INFORMATION

CUTLER SECURITIES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

| | |
|---|---|
| NET CAPITAL | |
| Total stockholder's equity qualified for net capital | $1,510,314 |
| Allowable liabilities subordinated to claims of general creditors | 0 |
| Total Equity Capital and Allowable Subordinated Liabilities | 1,510,314 |
| DEDUCTIONS AND/OR CHARGES | |
| Non-allowable assets: | |
| Furniture, fixtures, equipment and leasehold improvements, at cost (net of accumulated depreciation) | 2,472 |
| Prepaid expenses | 1,121 |
| Deposits | 5,225 |
| Total Non-Allowable Assets From Financial Statements | 8,818 |
| NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION | 1,501,496 |
| HAIRCUTS ON SECURITIES | 27,457 |
| NET CAPITAL | 1,474,039 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS: | |
| Minimum dollar net capital requirement of reporting broker or dealer | 100,000 |
| EXCESS NET CAPITAL | $1,374,039 |
| AGGREGATE INDEBTEDNESS: | |
| Accounts payable and accrued expenses | $ 92,258 |
| RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | .06 to 1 |

STATEMENT PURSUANT TO RULE 17A-5(D)(4)

There were no material differences between the Computation of Net Capital under Rule 15c3-1 as shown in the accompanying audit report and the corresponding unaudited Focus Report Part II filed by the Company for the quarter ended December 31, 2001.

CUTLER SECURITIES, INC.
SCHEDULE II
STATEMENT PURSUANT TO RULE 17a-5(d)(2) OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

The Company had no liability subordinated to claims of general creditors as of January 1, 2001. In addition, there were none in existence during the year ended December 31, 2001 and, accordingly, there are no changes to report.

CUTLER SECURITIES, INC.
SCHEDULE III
STATEMENT PURSUANT TO INFORMATION RELATING TO THE
POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

Cutler Securities, Inc. is exempt from Rule 15c3-3 under (k)(2)(ii) because all customer transactions are cleared through another broker/dealer on a fully disclosed basis. During the year, the Company did not hold customers' funds or securities. Cutler Securities, Inc. was in compliance with the conditions of exemption.

CUTLER SECURITIES, INC.
SCHEDULE IV
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

As of December 31, 2001, Cutler Securities, Inc. had no credit items that would result in a reserve requirement.

HOCH, FREY & ZUGMAN

CERTIFIED PUBLIC ACCOUNTANTS
A PARTNERSHIP OF PROFESSIONAL ASSOCIATIONS

DAVID B. ZUGMAN, CPA, P.A.
DAVID B. BLACK, CPA, P.A.
FREDERICK S. WEINSTEIN, CPA, P.A.
STEVEN M. BORISMAN, CPA, P.A.

JOEL HOCH, CPA - RETIRED
SAMUEL FREY, CPA - RETIRED

FOURTH FLOOR
4875 NORTH FEDERAL HIGHWAY
FORT LAUDERDALE, FLORIDA 33308-4610
BROWARD 954.351.9000 • DADE 305.947.7717
FAX 954.351.9011

401 CAMINO GARDENS BOULEVARD
BOCA RATON, FLORIDA 33432-5810
561.368.9272
FAX 561.392.1521

EMAIL: admin@hfzcpa.com

February 1, 2002

Board of Directors and Stockholder
Cutler Securities, Inc.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5 FOR A BROKER – DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

In planning and performing our audit of the financial statements and supplemental schedules of Cutler Securities, Inc. (an S corporation) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission and the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and shall not be used by anyone other than those specified parties.



HOCH, FREY & ZUGMAN
Certified Public Accountants


RECEIVED
FEB 2 6 2002
365
WASH, D.C.
PROCESSING
SECTION

# CUTLER SECURITIES, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2001

AND INDEPENDENT AUDITORS' REPORT